

Mail Stop 3720

November 19, 2009

<u>Via U.S. Mail</u>

Carl E. Worboys
President
Pegasus Tel, Inc.
118 Chatham Road
Syracuse, NY 13203

>   **Re: Pegasus Tel, Inc.
>   Amendment No. 2 to Registration Statement on Form S-1
>   Filed November 13, 2009
>   File No. 333-162516**

Dear Mr. Worboys:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the financial statements and other financial information for the interim period ended September 30, 2009 and revise your results of operations accordingly.

2.   We note your response to comment one in our letter dated November 10, 2009 and are unable to agree. As discussed in Staff Legal Bulletin No. 4, the spin-off of Pegasus Tel shares to Sino Gas stockholders should have been registered unless the spin-off was conducted in compliance with the conditions of the Staff Legal Bulletin No. 4. We note that you attempted to comply with the requirements of the Staff Legal Bulletin No. 4 but were unable to complete the spin-off in compliance with the Staff Legal Bulletin. Therefore, it is not appropriate to conclude after the transaction that the spin-off was exempt from registration under Section 4(2) when you initially did not rely upon the exemption. We especially note that 167 shareholders of Sino Gas received shares in the spin-off. Please also

note that your current registration statement registers the resale of the shares received in the spin-off and is irrelevant when considering whether the shares issued in the spin-off should have been registered. Please revise your risk factors disclosure and MD&A to highlight the possible Section 5 violation stemming from the unregistered distribution of shares in the spin-off and the material adverse effects such violation could have on the financial condition and operations of the company.

Form S-1 Facing Page

3.   Please add your file number listed above to the facing page.

Summary, page 5

4.   We note your response to comment four in our letter dated November 10, 2009. Your statement on page 6 that you "are registering 6,425,537 shares of 20,215,136 shares of common stock held by non-affiliates," is not correct. Please revise this statement to remove all shares held by affiliates from the total amount outstanding.

Selling Stockholders, page 16

5.   We note your response to comment 10 in our letter dated November 10, 2009. Please expand your introductory disclosure to the selling stockholders' table to explain why you are registering the nominal holdings of some shareholders and why Rule 144 may not be available for the resale of these shares.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Liquidity and Capital Resources, page 30

6.   We note your response to comment 17 in our letter dated November 10, 2009. Please advise us as to why the effectiveness of this registration statement is a long-term issue that affects your net losses and liquidity. Here, please address why you believe the "future prospect of the Company [having] marketable and tradable shares," will help correct material deficiencies in your liquidity and capital resources. We note that the company will not be receiving any proceeds from the sale of stock by the selling shareholders.

Exhibit 23.2

7.   In your next amendment, please attach the consent of your independent registered public accounting firm that references the financial statements included in the Form S-1 Amendment No. 3.

*　　*　　*

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

                               Sincerely,

                               /s/ Larry Spirgel
                               Larry Spirgel
                               Assistant Director

cc: <u>Via facsimile to (732) 530-9008</u>
           Virginia K. Sourlis, Esq.
           The Sourlis Law Firm